Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-6(b) of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Splitco, Inc.

Commission File No.: 333-171201

Excerpts from the Transcripts of Liberty Media Corporation at the Credit Suisse Global Media and Communications
Convergence Conference held on March 7, 2011 and the Deutsche Bank
Securities Inc. Media and Telecom Conference held on March 7, 2011

Credit Suisse Global Media and Communications Convergence Conference

John Blackledge  - Credit Suisse - Analyst

Let’s talk about the split-off, and let us know what you can about where it stands.

Greg Maffei  - Liberty Media Corp. - President, CEO

So we are working through all of the requirements that are necessary for the split-off. A private letter ruling from the IRS, I think we’re very close on. We’ve produced a proxy and have announced a date for a vote, a shareholder vote, in April. We are in process on the trial. Two weeks ago John Malone, Dave Flowers, and I were back in Wilmington, Delaware, and had the joy of testifying. And I think it went well. I expect we’ll hear in maybe four weeks, something like that, what the ruling is. There’s more briefs to be filed, is my understanding.

And then you’ll have some appeals process, so maybe that will kick us out to as late as June. That would become, likely, the long tent in the pole — long pole, rather, in the tent. Whatever process happens, the private letter ruling and the proxy and the vote are all likely to occur before.

John Blackledge  - Credit Suisse - Analyst

How do you — and we’ve talked about this before, but I think it’s worth addressing with the Starz and Liberty Capital split-off out there. How do you address the critics that say because you guys within Liberty fairly regularly move pieces through spin-offs and trackers, that makes the stock difficult to value and ends up lowering the public valuations because of some of the complexity involved in it?

Greg Maffei  - Liberty Media Corp. - President, CEO

I’d say being a Liberty shareholder has been pretty good. If you look at the alternatives in the media space and you look at the alternative industries out there, we’ve outperformed all of them over the last five years. And we fully acknowledge that complexity around trackers and some of the historical assets that we have probably don’t achieve full value in the short term.

And we take advantage of that. We have bought back over 40% of the stock of Liberty Capital at a significant discount to the current NAV. And for those shareholders who exited, we thank them because we were able to buy back their stock at a pretty significantly low price and drive the NAV up for those who remained.

So I think it’s been a good plan. We’ve handed out what we believe were fully valued assets, or assets that had the potential to go to full value, to our shareholders at various times in a tax-free manner, efficiently, to give them full value, DirecTV being the best, most recent example. And I think that’s worked pretty well.

And so I expect you’ll see reductions in complexity over time, somewhat related to the reduction of trackers, but probably more likely related to the reduction of non-consolidated, non-core holdings. And we’ve gone through and cleaned up over the last five years a bunch of those. We still have a bunch more to go. And I suspect over the next three years, we will not remain small percentage shareholders in large, public companies, just because we’ll never get full value for those. And that’s probably as much of a detriment to achieving full value for the Company as anything.

Question

Assuming you don’t have any issues with substantially all the assets test for the split, how happy are you with your capital structure? How happy are you with what will likely be B credit ratings? Do you think you’re over-levered, under-levered? Are the plans to issue more QVC, even though you’ve been paying down the debt or at the parent, yada yada?

Greg Maffei  - Liberty Media Corp. - President, CEO

So I don’t think we are likely to be a big issuer at QVC. We already have $2 billion of bonds, we have a substantial revolving credit facility, which we have a $2 billion facility. I think we’ve drawn down far less than half, so lots of room.

And frankly, there’s substantial liquidity at QVC over the next few years. All these numbers are right on the top of my mind, having gone through the trial. At the time, at the end of ‘08, the net leverage was $9.6 billion at LINTA. Today it’s $4.4 billion. And while during that same time period, EBITDA has increased materially, $100 million-ish. So I don’t think we’re in the process of wanting to delever more. I think that we can easily support the cash flows. We’re long-dated debt, low-cost debt at the parent, LINTA, and well covered by other assets with a lot of free cash flow coming out of QVC.

I think the challenge will be figuring out what to do with the excess liquidity at LINTA, whether it’s share repurchase, whether it’s incremental purchase of other e-commerce companies, purchase of other entities. That’s going to be a bigger challenge, and we’ll see how that all plays out.

On the other side of the house, we will have no debt, effectively. There’s some de minimis $100 million kind of debt tied to this facility or that, all covered by assets. There’s the Deutsche Bank facility, which is more than covered by the bonds which we purchased. So really, all covered kind of debt and all declining there as well, with that Deutsche Bank facility maturing, I think, in March of ‘12 and the other debt peeling off at Starz Media. So really, not a lot of debt, either, on that side of the house. Really, a lot of free cash.

I don’t see us being an issuer at, clearly, Liberty Capital. Could we be an issuer at Starz? If we saw an asset or something that we wanted to do with it, we certainly note that the bond market is in an attractive time to be an issuer. And so we eye that with desire. We just haven’t figured out where to issue the debt to buy something clever. If we saw that, we would be doing it in a heartbeat, because we like these rates. So that’s the tension on that side. A lot of liquidity over at that side of the house.

If you look two of the assets together, Capital and Starz, you’re looking at close to — if you take borrowing capacity at Starz, cash at Starz, and cash and near-cash at Liberty Capital — you’re almost at $5 billion. So we have a lot of liquidity to figure out what to do with before we decide we wanted to go borrow.

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Deutsche Bank Securities Inc. Media and Telecom Conference

Douglas Mitchelson  - Deutsche Bank - Analyst

. . . I’m very pleased to have with us Greg Maffei, President and CEO of Liberty Media Corporation, soon President and CEO of two publicly traded companies, for maybe twice the price.

Greg Maffei  - Liberty Media Corp. - CEO

Did you see what John said in the trial, he said at least initially. He wasn’t guaranteeing anything, so you know what that is.

Douglas Mitchelson  - Deutsche Bank - Analyst

You just gave the update relatively recently, and I think it’s unlikely the timing has changed, but just to be clear, spin-off, we’re looking now maybe at a completion somewhere around June if the court case goes well?

Greg Maffei  - Liberty Media Corp. - CEO

Really, it depends on the appeals timing. It could be a little later. The judge pushed back some of the timing on when the final documents were due and when his decision was likely to be made. And that could therefore push back somewhat the timing on an appeal. But I still think late June to early July is probably a reasonable guess.

Douglas Mitchelson  - Deutsche Bank - Analyst

So why at this point keep Starz and LCAPA together? You had an opportunity to just split all three.

Greg Maffei  - Liberty Media Corp. - CEO

I think we’re trying to still drive a critical mass at Liberty. We’re not sure where the capital best would be utilized, we’re not sure how the pieces will work. There are still some synergies around some tax consequences, depending on what we do with Starz Media and what we do with some other elements that suggests keeping together has some benefit. I can’t say that we’ll be there forever. No plan or intent on splitting it, but we’ll see how the capital is best utilized.

Douglas Mitchelson  - Deutsche Bank - Analyst

. . . I know, with the spin-off still not yet completed, it’s harder to talk about this, but just for the QVC investors in the room, if you go back to what you were saying about target leverage for QVC, or optimal leverage prior to the spin-off, is there any comments you could make now before the spin-off actually happens as to what longer-term, multi-years from now, you’d like to have profitable leverage for QVC?

Greg Maffei  - Liberty Media Corp. - CEO

Yes. I think this is a business that ought to be able to be leveraged three to four times. Where we are in that range, we’re at the low end now. If you look — and because of the trial, I became well educated with these statistics — if you look at the end of 2008, our net leverage, net of cash and marketable investments, was about $9.6 billion, and EBITDA was roughly $1.650 billion, something like that. Today’s it’s roughly $100 million more EBITDA, maybe a little higher, depends on what Doug’s estimates are, and net leverage is down to $4.4 billion. So we have substantially delevered this business, as well as along the way extended maturities, reduced covenants, in some cases lowered rate. The net of it is we are much more financially secure and have greater flexibility than we’ve ever had, or at least had over the last, say, four or five years.

How will we utilize that? We’ll see. And I think it’s really going to be dependent on what we see, but share repurchase is probably — this is Liberty, that’s probably our fallback option. And we’ll see how that works.

***

Forward Looking Statements

The foregoing transcripts include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed split-off of the Liberty Capital and Liberty

Starz tracking stock groups and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, our ability to complete the proposed split-off. These forward-looking statements speak only as of the date of these presentations, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-Q and 10-K, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this transcript.

Additional Information

Nothing in the foregoing transcripts shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty’s tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein (preliminary filings of which have been made with the SEC), because they will contain important information about the split-off. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty Media’s directors and executive officers, those of the split-off entity and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC (preliminary filings of which have been made with the SEC).